Exhibit 99.1

Restricted Stock Unit Grant Letter Form

[Date]

[Name and Address]

Dear [Name],

On [Date of approval], the Compensation Committee of the Board of Directors (the “Compensation Committee”) of Measurement Specialties, Inc., a New Jersey corporation (the “Company”) approved resolutions granting time-based restricted stock units (“RSUs”) under the Measurement Specialties, Inc. 2013 Equity Incentive Plan (the “Plan”) to you. I am pleased to inform you that the Compensation Committee authorized a grant to you under the Plan, effective [Effective Date] (the “Grant Date”), of [Quantity] RSUs. Each RSU represents the right to receive one share of Company common stock upon lapse of the Restriction Period as described below.

This award is designed to reinforce the common interest that our key employees and stockholders share in increasing the value of the stock of Measurement Specialties, Inc.

Your RSUs are subject to forfeiture (in other words, unvested) until the applicable Restriction Period (as defined in the Plan) lapses. The Restriction Period that applies to your RSUs will lapse in annual installments on the following schedule, provided that you are continuously employed by the Company or a subsidiary of the Company from the Grant Date through the applicable Lapse Date:

Lapse Date	Number of RSUs for which the Restriction Period Lapses on the Corresponding Lapse Date
[1-year anniversary of Grant Date]	[_____] RSUs
[2-year anniversary of Grant Date]	[_____] RSUs
[3-year anniversary of Grant Date]	[_____] RSUs
[4-year anniversary of Grant Date]	[_____] RSUs

If a Change in Control (as defined in the Plan) occurs before the final Lapse Date specified above, the Restriction Period will lapse with respect to all of your remaining unvested RSUs at the time of the Change in Control, so long as you are continuously employed by the Company or a subsidiary of the Company from the Grant Date through the date on which the Change in Control occurs. If your employment with the Company and its subsidiaries terminates for any reason before the final Lapse Date or an earlier Change in Control occurs, you will forfeit on your last day of employment any and all RSUs that are then unvested.

As soon as practicable after each Lapse Date or, if applicable, after a Change in Control occurs, the Company will settle your vested RSUs by issuing and delivering to you a number of shares of Company common stock equal to the number of your RSUs stated above for which the Restriction Period has lapsed on the corresponding date, less applicable taxes. Each RSU is cancelled automatically upon settlement.

Again, congratulations on your award. Working together we have the opportunity to maximize the value of the award for the benefit of our shareholders and ourselves.

This letter and the grant hereunder is subject to, and qualified by, the more specific terms and conditions contained in the Plan Prospectus and the Plan itself. The Company urges you to read the Plan Prospectus and the Plan in their entirety so you are familiar with your rights and obligations, as well as those of the Company, with respect to your RSUs.

The Company hereby notifies you that it is fulfilling its legal obligation to provide you with copies of the Plan Prospectus and the Plan by making such documents available on the Company’s website at www.meas-spec.com. Accordingly, please sign and return to the Company the Acknowledgement and Consent on the following page. We acknowledge that your consent to such electronic delivery is revocable at any time and should you revoke such consent or request paper copies of any of the documents referenced herein, the Company will deliver such paper documents to you without charge.

Sincerely,

Mark Thomson

Chief Financial Officer